082-03116

GREAT QUEST
METALS LTD.

09046395

June 17, 2009

RECEIVED

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

SUPPL

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 17, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 6/24

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

June 17, 2009

Annual General Meeting, New Director, Grant of Options

VANCOUVER, BC – Victor Jones, Chairman of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), reports that the Company held its Annual General Meeting yesterday, June 16, 2009, at which time John A. Clarke, Victor J.E. Jones, Mahamadou Keita, Willis W. Osborne and Robert Veitch were elected to the Company's Board of Directors. The Board wishes to thank Scott Hean for his services on the Board and he remains a consultant to the Company in areas of corporate finance and governance.

Management is particularly pleased to announce that Dr. John Clarke has been elected to the Board of Directors, as he brings considerable experience in mineral exploration, corporate acquisition and development in the gold mining sector in Africa. Dr. Clarke has held roles as Vice-Chairman and CEO of Nevsun Resources and, prior to joining Nevsun, he was Executive Director of Ashanti Goldfields Company Limited of Ghana. Dr. Clarke holds a B.Sc. in metallurgy from University College Cardiff, a Ph.D. in metallurgy from Cambridge University and an MBA from Middlesex Polytechnic. He joined Ashanti in 1982 and contributed to establishing Ashanti's gold exploration program throughout sub-Saharan Africa.

The following persons were appointed as officers: Victor J.E. Jones as Chairman and Chief Financial Officer, Willis W. Osborne as President and Chief Executive Officer, Mahamadou Keita as Vice President of Exploration and Jennifer Nestoruk as Secretary. Disinterested shareholders approved the cancellation and re-grant of options to directors and officers on 1,285,000 shares as announced December 30, 2008, which received conditional TSX-V approval subject to shareholder approval. The Company's new Stock Option Plan was also approved. The new Stock Option Plan has terms in accordance with recent TSX-V regulations pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers to the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, for a term of up to 10 years, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis. Shareholders approved the appointment of MacKay LLP as auditors for the ensuing year.

At the meeting Willis Osborne reviewed progress on the Company's gold and phosphate projects in Mali and its Taseko copper gold project in British Columbia.

Subsequent to the Annual General Meeting, the Board of Directors appointed Mssrs. Clarke, Jones and Veitch to the audit committee. The Board also granted an option to purchase up to 280,000 common shares of the Company's capital stock, to a director, for a period of five years at a price of $0.10 per share in accordance with the Company's Stock Option Plan and subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Victor J E Jones"

Victor J E Jones
Chairman

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838